

Woobie

Decision Intelligence

David Spencer, CEO | [redacted] | david.spencer@**getwoobie.com** | June 2021

Dental Billing is Expensive and Complicated

Dentists Can't See What is Profitable

and lack tools to manage for the bottom line and grow profitability

Billing Process is Complex

non-professional staff navigate 5+ tools and must track subtle details

Insurance Payors Hold All the Cards

expensive consulting projects are only way to analyze and negotiate contracts

A Single Tool: Visualize costs & Automate Billing Tasks

Measure
Unit-Level Profit

Analyze
A.I. Consultants

Process
Claims & Denials


Dental Dash
Good Morning, Jane!
Today you have 24 patients coming in. Scheduled production is $4,502, which is
below your goal
$11,469
8
5
$987
Dental Dash
Jane Robinson
DASHES
My Dash
Daily Dash
My Tasks
Performance
Revenue
Account
MANAGEMENT
Patients
Schedule

Adds $65k in Value

Map Costs to Patients & Payors

NO MORE GUESSING

No other software for Dentist shows patient & appt
basic unit economics mapped to marketing & payors

A.I. Tailored Strategies

Augment expensive consultants with business strategies
back-tested on hundreds of practices data

10X CHEAPER
60X FASTER
REAL TIME

Billing Automation

Replaces labor-intensive tasks with software
Frees staff to focus on patient experience

LEAVE #5 TO THE ROBOTS

Simple changes can produce $65,000 in additional profit for single dentist practices

Market

Census

250,000 Dentists

200,000 Practices

$600K-900K Rev/Dentist

Most are Small Business


80%
8%
12%

Independent | Group Practice | Corporate DSO

Size


Dental Services
$120 Billion
Billing & BI
$5.7 B
Small Biz
Billing & BI
$4.2 B

Team

Dave



Founder & CEO
- Applied ML
- Systems Integration
- Operations Leadership

SHASTA DENTAL SERVICES — DSO Co-Founder

PETERSON PARTNERS — PE Associate

Tech Ops Officer

3D RANGER BN — Special Operator

Sergio



CTO & Cloud Architect
8 Years AWS Cloud Dev Experience

Richard



Machine Learning Engineer
BYU Applied Math | Huntsman Inst.

Key Partners

SHASTA DENTAL SERVICES | Nitor | DrDDS Innovations | tilled PayFac-as-a-Service | CHANGE HEALTHCARE

Dental Software Ecosystem

market crowded w/ partial bandaids

- expensive
- unitaskers
- no interoperability



TAM: $1.2B
Practice BI Tools
(Alternative)
JARVIS ANALYTICS
blueiq
PRACTICE by NUMBERS
DENTALINTELLIGENCE
TAM: $0.9B
Dental Consultants
(Alternative & Channel)
FOUR QUADRANTS
AADC
DENTAL A TEAM
Many Individuals
& Small Firms
TAM: $3.6B
Billing Outsourcing Firms
(Alternative or Complement)
frontdeskDDS
ELEVATE
eAssist DENTAL SOLUTIONS
CAPLINE DENTAL SERVICES
DENTAL CLAIM SUPPORT
Dental Dash
Adjacent Add-ons
(Complement)
PATIENT PRISM
intiveo
Flex
Pearly
dental menu
nexhealth
SOLUTIONREACH
mouthwatch
practice-web
SOWINGO
doctible
weave
modento
& dozens more...
Practice Management
Software (Platform)
DENTRIX
eaglesoft
Opendental software
& Many Others...

Dental Dash TAM: $5.7B

Timeline & GTM


Nitor
Dave Full-Time
& Dev Starts
Closed Beta Begins
CHANGE HEALTHCARE
Start SaaS Rev
& Claims Beta
750 Free Users
20 Paid Users
$1M ARR Run Rate
JAN '21
FEB
MAR
MAY
JUL
AUG
OCT
JAN '22
MAR '22
Woobie Founded
Start Partnerships &
CX Interviews
SHASTA
DrDDS Innovations
INTEGRITY
Start PayFac Rev
& Open Beta
tilled
Start A.I. Managed
Billing Beta
Oral Surg Medical
Billing & Credit Beta

3 Revenue Streams


49%
19%
32%
PayFac
Tiered SaaS
3% Fee SaaS

Projection at 5000 Free Users

Multiple Channels


Digital Inbound
Inside Sales
Consultants
Practice Brokers
Supply Vendors
ISV Partners
0
100
200
300

Projection for First 750 Users

$250K F&F Raise

Pre-money SAFE

$5M Cap

20% discount to next priced round

Use of Funds

Build Product and GTM Team

Develop intelligence and automation features

Establish channel relationships w/ service providers

David Spencer, CEO | [redacted] | david.spencer@**getwoobie.com** | June 2021

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